UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Westwood One, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

961815107

(CUSIP Number)

Sumner M. Redstone

National Amusements, Inc.

200 Elm Street

Dedham, Massachusetts 02026

Telephone: (781) 461-1600

with a copy to:

Louis J. Briskman, Esq.

CBS Corporation

51 West 52nd Street

New York, New York 10019

Telephone: (212) 975-4321

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 961815107		Page 2 of 38 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS RADIO NETWORK INC. I.R.S. Identification No. 52-1859471
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 16,000,000
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 961815107		Page 3 of 38 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS RADIO MEDIA CORPORATION I.R.S. Identification No. 13-2766282
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 16,000,000
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 961815107		Page 4 of 38 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS RADIO INC. I.R.S. Identification No. 13-4142467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 16,000,000
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 961815107		Page 5 of 38 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS BROADCASTING INC. I.R.S. Identification No. 13-0590730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 16,000,000
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 961815107		Page 6 of 38 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WESTINGHOUSE CBS HOLDING COMPANY, INC. I.R.S. Identification No. 25-1776511
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 16,000,000
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 961815107		Page 7 of 38 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS CORPORATION I.R.S. Identification No. 04-2949533
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 16,000,000
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 961815107		Page 8 of 38 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAIRI, INC. I.R.S. Identification No. 04-3446887
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 16,000,000
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 961815107		Page 9 of 38 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NATIONAL AMUSEMENTS, INC. I.R.S. Identification No. 04-2261332
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 16,000,000
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 961815107		Page 10 of 38 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUMNER M. REDSTONE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 16,000,000
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 8 (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2000, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $.01 per share (the “Common Shares”), of Westwood One, Inc., a Delaware corporation (“Westwood” or the “Issuer”) with its principal executive office located at 40 West 57th Street, New York, New York 10019. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is amended and restated in its entirety as follows:

“This Statement is filed by CBS Radio Network Inc. (“CRNI”), CBS Radio Media Corporation (“CRMC”), CBS Radio Inc. (“CBS Radio”), CBS Broadcasting Inc. (“CBSBI”), Westinghouse CBS Holding Company, Inc. (W/CBS HCI”), CBS Corporation (“CBS”), NAIRI, Inc. (“NAIRI”), National Amusements, Inc. (“NAI”) and Mr. Sumner M. Redstone (“Mr. Redstone”) (collectively, the “Reporting Persons”).

CRNI, a Delaware corporation, has its principal executive office at 1515 Broadway, New York, New York 10036. CRNI’s principal business is radio broadcasting. 100% of the issued and outstanding stock of CRNI is owned by CRMC.

CRMC, a Delaware corporation, has its principal executive office at 1515 Broadway, New York, New York 10036. CRMC’s principal business is radio broadcasting. 100% of the issued and outstanding stock of CRMC is owned by CBS Radio.

CBS Radio, a Delaware corporation, has its principal executive office at 1515 Broadway, New York, New York 10036. CBS Radio’s principal business is radio broadcasting. 100% of the outstanding stock of CBS Radio is owned by CBSBI.

CBSBI, a New York corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019. CBSBI’s principal businesses are the CBS television network and television broadcasting. 100% of the issued and outstanding stock of CBSBI is owned by W/CBS HCI.

W/CBS HCI, a Delaware corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019. W/CBS HCI’s principal business is television broadcasting. 100% of the issued and outstanding stock of W/CBS HCI is owned by CBS.

CBS, a Delaware corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019, and is a worldwide entertainment company. At December 31, 2007, NAIRI owned approximately 79% of CBS’s Class A Common Stock, par value $.001 per share, and approximately 13% of CBS’s Class A Common Stock and Class B Common Stock, par value $.001 per share, on a combined basis.

NAIRI, a Delaware corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026 and is a company owning and operating movie theaters in the United States whose main assets include its shares of CBS Class A Common Stock and Class B Common Stock. 100% of the issued and outstanding stock of NAIRI is owned by NAI.

NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI’s principal businesses are owning and operating movie theaters in the United States, United Kingdom, Russia and South America and holding the common stock of NAIRI. Mr. Redstone is the controlling shareholder of NAI.

Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone’s principal occupation is Executive Chairman of the Board of CBS, Chairman of the Board and Chief Executive Officer of NAI and Chairman and President of NAIRI.

The executive officers and directors of CRNI, CRMC, CBS Radio, CBSBI, W/CBS HCI, CBS, NAIRI and NAI, as of March 7, 2008, are set forth on Schedules I through VIII attached hereto, containing the following information with respect to each such person:

(a)	Name;
(b)	Residence or business address; and
(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, none of the Reporting Persons or any person named in any of Schedules I through VIII attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each person identified on Schedules I through VIII attached hereto is a citizen of the United States.”

Item 4.	Purpose of Transaction

Item 4 is amended as follows:

“On March 3, 2008 (the “Closing Date”), the Issuer and CBS Radio consummated the transactions contemplated by the Master Agreement, dated October 2, 2007 (the “Master Agreement”), by and between the Issuer and CBS Radio, which agreement contemplates a new business relationship between the Issuer and CBS Radio through March 2017, including, among other things, the termination and/or amendment of the existing agreements between the parties (such amended agreements and new agreements together with the Master Agreement, the “New Transaction Documents”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Master Agreement.

Pursuant to the terms of the Master Agreement, the Management Agreement and Representation Agreement between the parties terminated on the Closing Date and, as of the Closing Date, CBS Radio has ceased to manage the Issuer. As a result, the Issuer manages its business directly and separately from CBS Radio and employs all of its own officers. Additionally, on the Closing Date, CBS Radio caused the CBS Radio employee who served on the Issuer’s Board to resign as a director. On the Closing Date, all of the warrants to acquire Common Shares held by CBS Radio were assigned to the Issuer and canceled thereafter. CBS Radio and the Issuer also entered into a registration rights agreement on the Closing Date with respect to 16,000,000 Common Shares beneficially owned by CBS Radio, as described below.

Notwithstanding the foregoing, certain provisions of the Management Agreement have been incorporated in the Master Agreement and such provisions will continue in substantially the same manner after the Closing Date. In particular, the provisions of the Management Agreement providing the Issuer with: (i) a right of first refusal to syndicate certain CBS Radio programming will continue through March 2017 and (ii) certain non-competition and non-solicitation rights will continue through March 31, 2010 and March 31, 2012, respectively.

With the exception of the Master Agreement, which was executed and became effective on October 2, 2007, the parties executed and delivered the New Transaction Documents on the Closing Date. The Station Agreements are effective as of March 1, 2008. The other New Transaction Documents are effective as of the

Closing Date. The Station Agreements provide that a significant portion of the compensation payable to CBS Radio by the Issuer shall be variable and shall be adjusted based on: (i) the audience levels delivered by CBS Radio owned and operated radio stations (the “CBS Stations”) in the case of Network (not Metro Networks) commercial inventory only and (ii) the Clearance Rate of the CBS Stations with respect to both Network (Westwood) and Metro Networks commercial inventory. “Clearance Rate” refers to the percentage of commercials broadcast by the CBS Stations in accordance with the terms of the applicable agreements.

The foregoing description of the Master Agreement does not purport to be complete and is qualified in its entirety by reference to the Master Agreement, a copy of which has been filed as an exhibit to the Issuer’s Current Report on Form 8-K filed on October 4, 2007 and is incorporated herein by reference. The New Transaction Documents (other than the Master Agreement) generally will continue through March 31, 2017, unless earlier terminated by the express terms set forth in the respective agreements. A brief description of certain of the New Transaction Documents follows:

*

Amended and Restated News Programming Agreement. The Amended and Restated News Programming Agreement extends the existing News Programming Agreement with certain modifications as set forth therein. Under this agreement, CBS Radio agrees to provide the Issuer with specified news programming for use by the Issuer’s affiliated radio stations (including CBS Stations) and exclusive national terrestrial radio syndication rights to CBS Radio News. In exchange for the foregoing, the Issuer will pay CBS Radio an annual programming fee ($12,458,268, effective April 1, 2008) for each 12-month period of the term of this agreement, subject to an annual increase as set forth in the agreement.

*

Amended and Restated Trademark License Agreement. The Amended and Restated Trademark License Agreement extends the existing Trademark License Agreement with certain modifications as set forth therein. Under this agreement, CBS Radio grants to the Issuer a non-exclusive, fully-paid, royalty-free license to use throughout the United States (i) the name “CBS Radio” and (ii) specified trademarks, logos and service marks in connection with the Issuer’s network radio and Metro Networks business and operations as further specified in this agreement.

*

Mutual General Release and Covenant Not to Sue (the “Release”). Under the Release, the Issuer and CBS Radio released each other from all claims as of the Closing Date (except for certain limited matters described in the Release) that in any way relate to or arise out of (i) Management Claims, (ii) Services Claims, (iii) Competition Claims, (iv) Payment Claims, (v) Other Claims Against CBS Radio and (vi) Other Claims Against the Issuer (in each case, as such terms are defined in the Release). The Issuer and CBS Radio further agree that they will not (with certain limited exceptions set forth in the Release) institute or prosecute any lawsuit, action or other proceeding, or induce others to do so against the other party, which in any way arise out of or relate to any released claims.

*

Westwood One Affiliation Agreements for CBS Stations. The Westwood One Affiliation Agreements provide that the Issuer will compensate CBS Stations for broadcasting Network commercials at an agreed upon rate per month, which amount is subject to adjustment based on mutually agreed upon annual increases and the audience level delivered by each CBS Station and the Clearance Rate.

*

Metro Affiliation Agreements (i.e., the Metro Networks Affiliation Agreement for CBS Stations; the News Network Affiliate Agreements for CBS Stations; the Metro Source Network Radio Affiliate Agreements for CBS Stations; and the Traffic Network Affiliate Agreements for CBS Stations (collectively, the “Metro Affiliation Agreements”)). The Metro Affiliation Agreements provide that Metro Networks Communications, Inc. (“Metro Networks”), a subsidiary of the Issuer, shall provide CBS Stations with traffic reports and other news and information reports and services as described in such agreements. Under the terms of the Metro Affiliation Agreements, CBS Stations shall broadcast billboards and commercial announcements within, or immediately adjacent to, traffic and information reports broadcast by CBS Stations. As compensation therefor,

Metro will pay CBS Radio an agreed upon monthly payment, which payments will escalate on an annual basis pursuant to mutually agreed upon annual increases and adjusted for the Clearance Rate of the CBS Stations.

*

Amended and Restated Technical Services Agreement. The Amended and Restated Technical Services Agreement extends the existing Technical Services Agreement with certain modifications as set forth therein. Under this agreement, CBS Radio agrees to provide to the Issuer certain services including, but not limited to: (i) origination and production of the CBS Radio News and certain other CBS Radio programming, (ii) provision of the services of certain CBS Radio employees and the use of certain CBS Radio facilities as more specifically described in the agreement and the related leases for such facilities and (iii) provision of access and use rights to software and hardware, consistent with past practice and as more specifically described in the agreement.

*

Lease for 524 W. 57th Street. Under this lease and as more specifically described therein, CBS Radio will continue to lease to the Issuer certain premises in the building located at 524 West 57th Street, New York, New York, known as the CBS Radio Broadcast Center.

*

Registration Rights Agreement. The Registration Rights Agreement extends the existing Registration Rights Agreement with certain modifications as set forth therein. Under this agreement, the Issuer grants to CBS Radio demand and piggy-back registration rights with respect to the Common Shares held by CBS Radio and its subsidiaries (the “Registrable Securities”). CBS Radio has the right to require the Issuer on four separate occasions to register such securities under the Securities Act of 1933, as amended, on Form S-3, or if it is a Well-Known Seasoned Issuer, pursuant to an Automatic Shelf Registration Statement. In addition, if the Issuer determines to register any of its securities, either for its own account or for the account of other security holders, the Issuer is obligated to provide CBS Radio with advance notice of such registration and include in such registration all Registrable Securities requested by CBS Radio, subject to cut-back by the Issuer’s underwriters on a proportionate basis with all other security holders entitled to a registration of their securities.

The foregoing descriptions of certain of the New Transaction Documents (other than the Master Agreement) do not purport to be complete and are qualified in their entirety by reference to such New Transaction Documents, each of which has been filed as an exhibit to the Issuer’s Current Report on Form 8-K filed on March 6, 2008 (the “March 6 8-K”) and all of which are incorporated herein by reference.

The Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, other than as set forth in this Item 4; however, the Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them, subject to any limitations set forth in applicable agreements.”

Item 5.   Interest in Securities of the Issuer

Item 5 is amended as follows:

" (a) and (b).

CRNI is the direct owner, with shared dispositive and voting power, of 16,000,000 Common Shares, or approximately 17.2% of the Issuer's issued and outstanding Common Shares (based on 93,286,451 Common Shares reported by the Issuer to be issued and outstanding as of March 3, 2008, as reported by the March 6 8-K).

CRMC, CBS Radio, CBSBI, W/CBS HCI, CBS, NAIRI and NAI are each a beneficial owner, with shared dispositive and voting power, of 16,000,000 Common Shares, or approximately 17.2% of the Issuer's issued and outstanding Common Shares (based on 93,286,451 Common Shares reported by the Issuer to be issued and outstanding as of March 3, 2008, as reported by the March 6 8-K).

As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner, with shared dispositive and voting power, of 16,000,000 Common Shares, or approximately 17.2% of the Issuer's issued and outstanding Common Shares (based on 93,286,451 Common Shares reported by the Issuer to be issued and outstanding as of March 3, 2008, as reported by the March 6 8-K).

(c).           On the Closing Date, pursuant to the Master Agreement, all of the warrants to acquire Common Shares held by CBS Radio were assigned to the Issuer and canceled thereafter.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended as follows:

“The information set forth under Item 4 of this Amendment is incorporated by reference into Item 6. Except as described in Item 4 of the Schedule 13D, none of the Reporting Persons has entered into or amended any existing agreement with respect to the Common Shares or other securities of the Issuer since the prior statements on and amendments to Schedule 13D filed by certain of the Reporting Persons and any of their predecessors.”

Item 7.	Material to Be Filed as Exhibits

1.

Master Agreement, dated as of October 2, 2007, by and between CBS Radio Inc. and Westwood One, Inc. (incorporated herein by reference to Exhibit No. 2.1 to the Current Report on Form 8-K filed on October 4, 2007 by Westwood One, Inc.).

2.

Mutual General Release and Covenant Not to Sue, dated as of March 3, 2008, by and between Westwood One, Inc. and CBS Radio Inc. (incorporated herein by reference to Exhibit No. 10.1 to the Current Report on Form 8-K filed on March 6, 2008 by Westwood One, Inc.).

3.

Amended and Restated News Programming Agreement, dated as of March 3, 2008, by and between Westwood One, Inc. and CBS Radio Inc. (incorporated herein by reference to Exhibit No. 10.2 to the Current Report on Form 8-K filed on March 6, 2008 by Westwood One, Inc.).

4.

Amended and Restated Technical Services Agreement, dated as of March 3, 2008, by and between Westwood One, Inc. and CBS Radio Inc. (incorporated herein by reference to Exhibit No. 10.3 to the Current Report on Form 8-K filed on March 6, 2008 by Westwood One, Inc.).

5.

Amended and Restated Trademark License Agreement, dated as of March 3, 2008, by and between Westwood One, Inc. and CBS Radio Inc. (incorporated herein by reference to Exhibit No. 10.4 to the Current Report on Form 8-K filed on March 6, 2008 by Westwood One, Inc.).

6.

Registration Rights Agreement, dated as of March 3, 2008, by and between Westwood One, Inc. and CBS Radio Inc. (incorporated herein by reference to Exhibit No. 10.5 to the Current Report on Form 8-K filed on March 6, 2008 by Westwood One, Inc.).

7.

Lease for 524 W. 57th Street, dated as of March 3, 2008, by and between Westwood One, Inc. and CBS Broadcasting Inc. (incorporated herein by reference to Exhibit No. 10.6 to the Current Report on Form 8-K filed on March 6, 2008 by Westwood One, Inc.).

8.

Form of Westwood One Affiliation Agreement, by and between Westwood One, Inc. on its behalf and on behalf of its affiliate, Westwood One Radio Networks, Inc., and CBS Radio Inc., on its behalf and on behalf of certain CBS Radio Stations (incorporated herein by reference to Exhibit No. 10.8 to the Current Report on Form 8-K filed on March 6, 2008 by Westwood One, Inc.).

9.

Form of Metro Affiliation Agreement, by and between Metro Networks Communications, Limited Partnership, and CBS Radio Inc., on its behalf and on behalf of certain CBS Radio Stations (incorporated herein by reference to Exhibit No. 10.9 to the Current Report on Form 8-K filed on March 6, 2008 by Westwood One, Inc.).

10.

Joint Filing Agreement, dated March 7, 2008, among CBS Radio Network Inc., CBS Radio Media Corporation, CBS Radio Inc., CBS Broadcasting Inc., Westinghouse CBS Holding Company, Inc., CBS Corporation, NAIRI, Inc., National Amusements, Inc. and Sumner M. Redstone.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated: March 7, 2008

CBS RADIO NETWORK INC.

By /s/LOUIS J. BRISKMAN
Name: Louis J. Briskman
Title: Executive Vice President

CBS RADIO MEDIA CORPORATION

By: /s/LOUIS J. BRISKMAN
Name: Louis J. Briskman
Title: Executive Vice President

CBS RADIO INC.

By: /s/LOUIS J. BRISKMAN
Name: Louis J. Briskman
Title: Executive Vice President

CBS BROADCASTING INC.

By: /s/ANGELINE C. STRAKA
Name: Angeline C. Straka
Title: Senior Vice President and Secretary

WESTINGHOUSE CBS HOLDING COMPANY, INC.

By: /s/ANGELINE C. STRAKA
Name: Angeline C. Straka
Title: Senior Vice President and Secretary

CBS CORPORATION

By: /s/ANGELINE C. STRAKA
Name: Angeline C. Straka
Title: Senior Vice President, Deputy General Counsel and Secretary

NAIRI, INC.

By: /s/SUMNER M. REDSTONE
Name: Sumner M. Redstone
Title: Chairman and President

NATIONAL AMUSEMENTS, INC.

By: /s/SUMNER M. REDSTONE
Name: Sumner M. Redstone
Title: Chairman and Chief Executive Officer

/s/SUMNER M. REDSTONE
Name: Sumner M. Redstone
Individually

SCHEDULE I

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Radio Network Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Dan Mason President and Chief Executive Officer	CBS Radio Inc. 1515 Broadway New York, NY 10036	President and Chief Executive Officer CBS Radio Inc. 1515 Broadway New York, NY 10036
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE I

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Radio Network Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Joseph R. Ianniello Senior Vice President and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Martin D. Franks Executive Vice President, Planning, Policy and Government Relations	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Relations CBS Corporation 51 West 52nd Street New York, NY 10019
Anton W. Guitano Executive Vice President of Finance and Operations and Chief Financial Officer	CBS Radio Inc. 1515 Broadway New York, NY 10036	Executive Vice President of Finance and Operations and Chief Financial Officer CBS Radio Inc. 1515 Broadway New York, NY 10036
Angeline C. Straka Senior Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon Senior Vice President and Controller	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE II

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Radio Media Corporation

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Dan Mason President and Chief Executive Officer	CBS Radio Inc. 1515 Broadway New York, NY 10036	President and Chief Executive Officer CBS Radio Inc. 1515 Broadway New York, NY 10036
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE II

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Radio Media Corporation

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Martin D. Franks Executive Vice President, Planning, Policy and Government Relations	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Relations CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello Senior Vice President and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Anton W. Guitano Executive Vice President of Finance and Operations and Chief Financial Officer	CBS Radio Inc. 1515 Broadway New York, NY 10036	Executive Vice President of Finance and Operations and Chief Financial Officer CBS Radio Inc. 1515 Broadway New York, NY 10036
Angeline C. Straka Senior Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon Senior Vice President and Controller	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE III

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Radio Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Dan Mason President and Chief Executive Officer	CBS Radio Inc. 1515 Broadway New York, NY 10036	President and Chief Executive Officer CBS Radio Inc. 1515 Broadway New York, NY 10036
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE III

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Radio Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Fredric G. Reynolds Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello Senior Vice President and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Anton W. Guitano Executive Vice President of Finance and Operations and Chief Financial Officer	CBS Radio Inc. 1515 Broadway New York, NY 10036	Executive Vice President of Finance and Operations and Chief Financial Officer CBS Radio Inc. 1515 Broadway New York, NY 10036
Martin D. Franks Executive Vice President, Planning, Policy and Government Relations	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy & Government Relations CBS Corporation 51 West 52nd Street New York, NY 10019
Angeline C. Straka Senior Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon Senior Vice President and Controller	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE IV

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Broadcasting Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Leslie Moonves President and Chief Executive Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE IV

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Broadcasting Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted

Martin D. Franks Executive Vice President, Planning, Policy and Government Relations	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Relations CBS Corporation 51 West 52nd Street New York, NY 10019
Harry Isaacs Executive Vice President	CBS Broadcasting Inc. 7800 Beverly Boulevard Los Angeles, CA 90036	Senior Vice President, Industrial Relations CBS Broadcasting Inc. 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds Executive Vice President	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Jonathan H. Anschell Executive Vice President, General Counsel and Assistant Secretary	CBS Broadcasting Inc. 7800 Beverly Boulevard Los Angeles, CA 90036	Executive Vice President and General Counsel CBS Broadcasting Inc. 51 West 52nd Street New York, NY 10019
Sean McManus Executive Vice President	CBS News and Sports 51 West 52nd Street New York, NY 10019	President, CBS News and Sports CBS Corporation 51 West 52nd Street New York, NY 10019
Armando Nunez Executive Vice President	CBS Paramount International Television 5555 Melrose Avenue Los Angeles, CA 90038	President, CBS Paramount International Television CBS Corporation 5555 Melrose Avenue Los Angeles, CA 90038
Bruce C. Taub Executive Vice President and Chief Financial Officer	CBS Television 51 West 52nd Street New York, NY 10019	Executive Vice President Operations, CFO, CBS Television CBS Corporation 51 West 52nd Street New York, NY 10019
Nancy Tellem Executive Vice President	CBS Paramount Network Television Entertainment Group 7800 Beverly Boulevard Los Angeles, CA 90036	President CBS Paramount Network Television Entertainment Group 7800 Beverley Boulevard Los Angeles, CA 90036

SCHEDULE IV

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Broadcasting Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Susan C. Gordon Senior Vice President and Controller	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello Senior Vice President and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Angeline C. Straka Senior Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE V

Name, business address and present principal occupation or

employment of the directors and executive officers of

Westinghouse CBS Holding Company, Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Leslie Moonves Chairman	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds President	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE V

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

Westinghouse CBS Holding Company, Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Jonathan H. Anschell Executive Vice President, General Counsel and Assistant Secretary	CBS Broadcasting Inc. 7800 Beverly Boulevard Los Angeles, CA 90036	Executive Vice President and General Counsel CBS Broadcasting Inc. 51 West 52nd Street New York, NY 10019
Susan C. Gordon Senior Vice President	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello Senior Vice President and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Angeline C. Straka Senior Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE VI

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Corporation

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone	CBS Corporation 1515 Broadway New York, NY 10036

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

CBS Corporation

1515 Broadway

New York, NY 10036

David R. Andelman	Lourie and Cutler, P.C. 60 State Street Boston, MA 02109	Attorney Lourie and Cutler, P.C. 60 State Street Boston, MA 02109
Joseph A. Califano Jr.	The National Center on Addiction and Substance Abuse at Columbia University 633 Third Avenue, 19th Floor New York, NY 10017	Chairman and President The National Center on Addiction and Substance Abuse at Columbia University 633 Third Avenue, 19th Floor New York, NY 10017
William S. Cohen	The Cohen Group 500 Eighth Street, N.W. Suite 200 Washington, D.C. 20004	Chairman and Chief Executive Officer The Cohen Group 500 Eighth Street, N.W. Suite 200 Washington, D.C. 20004
Gary L. Countryman	Liberty Mutual 175 Berkeley Street Boston, MA 02116	Chairman Emeritus Liberty Mutual 175 Berkeley Street Boston, MA 02116
Charles K. Gifford	Bank of America 100 Federal Street Boston, MA 02110	Chairman Emeritus Bank of America 100 Federal Street Boston, MA 02110

SCHEDULE VI

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Corporation

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Leonard Goldberg	Mandy Films 9201 Wilshire Boulevard, Suite 206 Beverly Hills, CA 90210	President Mandy Films 9201 Wilshire Boulevard, Suite 206 Beverly Hills, CA 90210
Bruce S. Gordon	c/o CBS Corporation 51 West 52nd Street New York, NY 10019	Retired Verizon Executive; Former President and Chief Executive Officer of National Association for the Advancement of Colored People c/o CBS Corporation 51 West 52nd Street New York, NY 10019
Linda M. Griego	Griego Enterprises, Inc. 644 South Figueroa Street Los Angeles, CA 90017	President and Chief Executive Officer Griego Enterprises, Inc. 644 South Figueroa Street Los Angeles, CA 90017
Arnold Kopelson	Kopelson Entertainment 1900 Avenue of the Stars, Suite 500 Los Angeles, CA 90067	Co-Chairman & President Kopelson Entertainment 1900 Avenue of the Stars, Suite 500 Los Angeles, CA 90067
Doug Morris	Universal Music Group 1755 Broadway 7th Floor New York, NY 10019	Chairman & CEO 1755 Broadway 7th Floor New York, NY 10019
Leslie Moonves	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Shari E. Redstone	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026

SCHEDULE VI

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Corporation

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Frederic V. Salerno	CBS Corporation 51 West 52nd Street New York, NY 10019	Retired Not Applicable

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone Executive Chairman of the Board	CBS Corporation 1515 Broadway New York, NY 10036

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

CBS Corporation

1515 Broadway

New York, NY 10036

Leslie Moonves President and Chief Executive Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE VI

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Corporation

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman Executive Vice President and General Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Martin D. Franks Executive Vice President, Planning, Policy and Government Relations	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Relations CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon Senior Vice President, Controller and Chief Accounting Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello Senior Vice President, Finance and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds Executive Vice President and Chief Financial Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Gil Schwartz Executive Vice President, Corporate Communications	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Chief Communications Officer CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE VI

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Corporation

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Martin M. Shea Executive Vice President, Investor Relations	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Investor Relations CBS Corporation 51 West 52nd Street New York, NY 10019
Angeline C. Straka Senior Vice President, Deputy General Counsel and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE VII

Name, business address and present principal occupation or

employment of the directors and executive officers of

NAIRI, Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
George S. Abrams	Winer & Abrams 60 State Street Boston, MA 02109	Attorney Winer & Abrams 60 State Street Boston, MA 02109
David R. Andelman	Lourie and Cutler, P.C. 60 State Street Boston, MA 02109	Attorney Lourie and Cutler, P.C. 60 State Street Boston, MA 02109
Philippe P. Dauman	Viacom Inc. 1515 Broadway New York, NY 10036	President and Chief Executive Officer Viacom Inc. 1515 Broadway New York, NY 10036
Shari E. Redstone	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026
Sumner M. Redstone	National Amusements, Inc. 200 Elm Street Dedham, MA 02026

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

National Amusements, Inc.

200 Elm Street

Dedham, MA 02026

SCHEDULE VII

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

NAIRI, Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone Chairman and President	National Amusements, Inc. 200 Elm Street Dedham, MA 02026

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

National Amusements, Inc.

200 Elm Street

Dedham, MA 02026

Shari E. Redstone Executive Vice President	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026
Jerome Magner Vice President and Treasurer	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Vice President and Treasurer of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026
Richard Sherman Vice President and Assistant Secretary	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Vice President and Assistant Secretary of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026
Tilly Berman Secretary	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Secretary National Amusements, Inc. 200 Elm Street Dedham, MA 02026

SCHEDULE VIII

Name, business address and present principal occupation or

employment of the directors and executive officers of

National Amusements, Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
George S. Abrams	Winer & Abrams 60 State Street Boston, MA 02109	Attorney Winer & Abrams 60 State Street Boston, MA 02109
David R. Andelman	Lourie and Cutler, P.C. 60 State Street Boston, MA 02109	Attorney Lourie and Cutler, P.C. 60 State Street Boston, MA 02109
Philippe P. Dauman	Viacom Inc. 1515 Broadway New York, NY 10036	President and Chief Executive Officer Viacom Inc. 1515 Broadway New York, NY 10036
Shari E. Redstone	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026
Sumner M. Redstone	National Amusements, Inc. 200 Elm Street Dedham, MA 02026

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

National Amusements, Inc.

200 Elm Street

Dedham, MA 02026

SCHEDULE VIII

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

National Amusements, Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone Chairman and Chief Executive Officer	National Amusements, Inc. 200 Elm Street Dedham, MA 02026

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

National Amusements, Inc.

200 Elm Street

Dedham, MA 02026

Shari E. Redstone President	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026
Jerome Magner Vice President and Treasurer	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Vice President and Treasurer of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026
Richard Sherman Vice President and Assistant Secretary	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Vice President and Assistant Secretary of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026
Tilly Berman Secretary	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Secretary National Amusements, Inc. 200 Elm Street Dedham, MA 02026